10028271

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65924

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NewAlliance Investments Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

195 Church Street, 7th Floor
(No. and Street)

New Haven, Connecticut 06510
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Newman 203-784-5168
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP
(Name - *if individual, state last, first, middle name*)

185 Asylum Street, Suite 2400 Hartford, Connecticut 06103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/10

OATH OR AFFIRMATION

I, John F. Newman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NewAlliance Investments, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO / President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NewAlliance Investments, Inc.

(A wholly-owned subsidiary of NewAlliance Bank)

Financial Statements and
Supplementary Schedule pursuant to
Securities and Exchange Commission Rule 17a-5
December 31, 2009 and 2008

NewAlliance Investments, Inc.
(a wholly-owned subsidiary of NewAlliance Bank)
Index
December 31, 2009 and 2008

Page(s)

* These supplemental schedules have not been included in the report as they are not applicable to NewAlliance Investments, Inc.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
185 Asylum Street, Suite 2400
Hartford CT 06103-3404
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors

To the Board of Directors of
NewAlliance Investments, Inc.

In our opinion, the accompanying statements of financial condition and the related statements of income, changes in shareholder's equity and cash flows present fairly, in all material respects, the financial position of NewAlliance Investments, Inc. (the "Company") at December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 6 to the financial statements, NewAlliance Bank, the Company's Parent, provides services to the Company which are not reimbursed. If the Company were charged for these services or if they were to seek these services from an unrelated third party, the resultant expense could be material to the Company's financial statements.

PricewaterhouseCoopers LLP

February 25, 2010

NewAlliance Investments, Inc.
(a wholly-owned subsidiary of NewAlliance Bank)
Statements of Financial Condition
December 31, 2009 and 2008

	2009	2008
Assets		
Cash and cash equivalents	$ 7,933,272	$ 7,587,769
Accrued income receivable	439,666	702,393
Deposit with clearing broker	56,579	56,540
Fixed assets, net	47,765	53,761
Receivable from Parent	1,191	4,767
Goodwill	-	752,798
Customer relationship intangible	-	1,128,734
Other assets	14,304	61,148
Total assets	$ 8,492,777	$ 10,347,910
Liabilities and Shareholder's Equity		
Liabilities		
Accrued expenses and other liabilities	$ 275,610	$ 428,773
Accrued income taxes payable to Parent	50,071	191,684
Deferred tax liability	-	400,758
Total liabilities	325,681	1,021,215
Shareholder's equity		
Common stock: $10 per share, 5,000 shares authorized and outstanding	50,000	50,000
Additional paid-in-capital	1,215,705	3,215,705
Retained earnings	6,901,391	6,060,990
Total shareholder's equity	8,167,096	9,326,695
Total liabilities and shareholder's equity	$ 8,492,777	$ 10,347,910

The accompanying notes are an integral part of these financial statements.

NewAlliance Investments, Inc.
(a wholly-owned subsidiary of NewAlliance Bank)
Statements of Income
Years Ended December 31, 2009 and 2008

	2009	2008
Revenues		
Commissions - fixed annuity income	$ 4,091,926	$ 3,922,755
Commissions - investment security and variable annuity product sales	2,123,244	2,755,552
Commissions - insurance product sales	294,659	521,815
Asset management income	212,797	754,815
Other income	8,175	42,709
Total revenues	6,730,801	7,997,646
Expenses		
Salaries, wages and benefits	4,556,068	4,946,773
Fees and services	412,700	305,606
Occupancy and equipment	126,792	126,940
Amortization of customer relationship intangible	117,133	127,782
Advertising	73,195	82,885
Office supplies	65,171	83,651
Other operating expense	50,762	88,968
Total expenses	5,401,821	5,762,605
Income before provision for income taxes	1,328,980	2,235,041
Provision for income taxes	488,579	812,138
Net income	$ 840,401	$ 1,422,903

The accompanying notes are an integral part of these financial statements.

NewAlliance Investments, Inc.
(a wholly-owned subsidiary of NewAlliance Bank)
Statements of Changes in Shareholder's Equity
Years Ended December 31, 2009 and 2008

Balance at December 31, 2007	$ 7,903,792
Net income	1,422,903
Balance at December 31, 2008	9,326,695
Transfer of capital to affiliated entity (Note 2)	(2,000,000)
Net income	840,401
Balance at December 31, 2009	$ 8,167,096

The accompanying notes are an integral part of these financial statements.

NewAlliance Investments, Inc.
(a wholly-owned subsidiary of NewAlliance Bank)
Statements of Cash Flows
Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities		
Net income	$ 840,401	$ 1,422,903
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	36,510	40,799
Amortization of customer relationship intangible	117,133	127,782
Changes in assets and liabilities		
Decrease/(increase) in accrued income receivable	262,727	(433,848)
Increase in deposit with clearing broker	(39)	(849)
Decrease/(increase) in receivable from Parent	3,576	(4,767)
Decrease/(increase) in other assets	46,844	(29,664)
(Decrease)/increase in accrued expenses and other liabilities	(125,684)	24,075
Decrease in payable to Parent	-	(156,526)
Decrease in accrued income taxes	(141,613)	(308,746)
Decrease in deferred income taxes	(34,027)	(39,023)
Net cash provided by operating activities	1,005,828	642,136
Cash flows from investing activities		
Purchase of fixed assets	(30,514)	(10,931)
Net cash used in investing activities	(30,514)	(10,931)
Cash flows from financing activities		
Net cash settlement in connection with transfer of trust business (Note 2)	(629,811)	-
Net cash used in financing activities	(629,811)	-
Net increase in cash and cash equivalents	345,503	631,205
Cash and cash equivalents at beginning of year	7,587,769	6,956,564
Cash and cash equivalents at end of year	$ 7,933,272	$ 7,587,769
Supplemental disclosure of cash flow information		
Income taxes paid during the year	$ 664,219	$ 1,166,078
Transfer to affiliated entity (Note 2) of:		
Deferred income taxes	366,731	-
Customer relationship intangible	1,011,601	-
Goodwill	752,798	-

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Business
NewAlliance Investments, Inc. (the "Company"), a wholly-owned subsidiary of NewAlliance Bank (the "Parent"), is headquartered in New Haven, Connecticut. The Company is registered as a broker-dealer in 23 states. The Company was approved as a registered broker-dealer by the Financial Industry Regulatory Authority (FINRA) on October 21, 2003. The Company provides securities brokerage products and services to the general public, including customers of the Parent. Products and services include the offering and sale of equity and debt securities, mutual funds and options. The Company also engages in the sale of life, health and disability insurance and fixed and variable annuity products. Additionally, the Company provides asset management services. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of FINRA and the Securities Investors Protection Corporation (SIPC).

Financial Statement Presentation
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

As of February 25, 2010, the date in which the financial statements were issued, management has determined that no subsequent events have occurred after December 31, 2009 which require recognition or disclosure in the financial statements.

Cash and Cash Equivalents
Cash and cash equivalents consist of the amounts held at the Parent and other financial institutions.

Cash Segregated Under Federal Regulations
As of December 31, 2009 and December 31, 2008, the Company did not receive customer funds or securities during the course of its operations and while not exempt from the calculation of a reserve requirement pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, the Company's reserve requirement was zero.

Goodwill and Identifiable Intangible Assets
The assets (including identifiable intangible assets) and liabilities acquired in a business combination are recorded at fair value at the date of acquisition. Goodwill is recognized for the excess of the acquisition cost over the fair values of the net assets acquired and is not subsequently amortized. Identifiable intangible assets are subsequently amortized on a straight-line basis, over their estimated lives. Management assesses the recoverability of goodwill at least annually and all intangible assets whenever events or changes in circumstances indicate that their carrying value may not be recoverable. If the carrying amount exceeds fair value, an impairment charge is recorded to income.

Fixed Assets
Fixed assets are carried at cost less accumulated depreciation. Depreciation is computed on the straight-line method using the estimated lives of the assets ranging from five to seven years.

Commissions
The Company earns commissions for execution of security, mutual fund, annuity and other insurance transactions. Commission income from annuity and other insurance transactions is recognized on the contract date; commission income from security and mutual fund transactions is recognized on the settlement date. The difference between using settlement date accounting and trade date accounting, as required by accounting principles generally accepted in the United States of America, is not material.

Income Taxes
The Company is included in the consolidated federal income tax return and in the tax returns for the states of Connecticut and Massachusetts filed by NewAlliance Bancshares, Inc., a bank holding company which owns 100% of the Parent. The provision for federal and state taxes is calculated as if the Company were filing separate income tax returns using the Parent's statutory rates. In accordance with a tax-sharing arrangement, income taxes are allocated to the Company primarily based on the ratio of the Company's taxable income or loss to the consolidated taxable income or loss. The Company generally recognizes deferred income taxes when assets and liabilities have different values for financial statement and tax reporting purposes. Note 7 contains detailed information about the Company's income taxes.

2. Transfer of Trust Business

The Company completed its acquisition of Connecticut Investment Management, Inc. ("CIMI"), a registered investment advisory firm, for $2.0 million in cash in March 2007. At the time of acquisition, it was the future intent of the Parent to transfer the customers of CIMI from the Company to the Parent's trust division. The transfer of the CIMI customers to the Parent's trust division was performed on a relationship by relationship basis during 2009. As of September 30, 2009, the trust division received signed agreements from all of the CIMI customers, who therefore were no longer considered customers of the Company. The Company's Statement of Income for the year ended December 31, 2009 reflects nine months of asset management income and expenses related to CIMI. In addition, the assets, liabilities and capital related to CIMI were transferred from the Company to the Parent and the Parent's trust division, as appropriate, as of September 30, 2009. Specifically, goodwill, intangible assets, and a deferred tax liability related to the initial acquisition of CIMI and other CIMI assets and liabilities were transferred from the Company's books, resulting in a cash settlement paid to the Parent of approximately $630,000.

3. Fixed Assets

Fixed assets consist of the following as of December 31:

	2009	2008
Furniture and equipment	$ 241,293	$ 267,842
Computer hardware	101,825	236,182
Computer software	43,740	28,757
	386,858	532,781
Less: accumulated depreciation	(339,093)	(479,020)
	$ 47,765	$ 53,761

4. Goodwill and Identifiable Intangible Assets

The changes in the carrying amounts of goodwill and identifiable intangible assets for the years ended December 31, 2009 and December 31, 2008 are summarized as follows:

	Goodwill	Customer Relationships
Balance, December 31, 2007	$ 737,420	$ 1,256,516
Amortization	-	(127,782)
Other adjustments	15,378	-
Balance, December 31, 2008	752,798	1,128,734
Amortization	-	(117,133)
Transfer to affiliated entity	(752,798)	(1,011,601)
Balance, December 31, 2009	$ -	$ -

Refer to Note 2 for details on the Company's transfer of its goodwill and identifiable intangible asset to an affiliated entity during 2009.

5. Net Capital

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The rule prohibits the Company from engaging in any securities transactions unless minimum net capital is maintained. The minimum net capital level is the greater of $250,000 or 12.50% of aggregate indebtedness. Additionally, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends paid if net capital is less than 120% of the Company's minimum net capital requirement or its ratio of aggregate indebtedness to net capital.

The FINRA requires that cash deposits with a parent bank are allowable assets for net capital purposes only to the extent that the deposits represent normal day-to-day operating expenses. The Company had a cash deposit of $2,908,276 and $3,166,979 with the Parent on December 31, 2009 and 2008, respectively. Allowable cash is limited to $321,232 and $417,656 on December 31, 2009 and 2008, respectively. Nonallowable cash in the net capital computation is the total cash deposit at the Parent less the allowable portion, or $2,587,044 and $2,749,323 on December 31, 2009 and 2008, respectively.

The Company had net capital for regulatory purposes of $5,393,054 and $4,414,470 on December 31, 2009 and 2008, respectively, and a minimum net capital requirement of $250,000 for both years. The ratio of aggregate indebtedness to net capital was .06 to 1 and .14 to 1 at December 31, 2009 and 2008, respectively.

6. Related Party Transactions

The Company maintains an Expense Sharing Agreement (the "Agreement") with the Parent, most recently amended on March 31, 2009. The Agreement stipulates that the Company is obligated to reimburse the Parent for shared expenses based on the actual cost of the product or service shared, allocated between the parties based on their percentage of use. The Parent allocates these expenses on a monthly basis. If the Company were to seek these items from an unrelated third party, amounts expensed could differ materially. Expenses covered under the agreement include compensation, occupancy, advertising, equipment, legal, supplies and other expenses. In accordance with the 2009 amendment, compensation includes benefits.

The Parent also provides services to the Company such as technology support, human resources support, internal audit, and financial support for which there is not a charge for services. If the Company were charged for these services or if they were to seek these services from an unrelated third party, amounts expensed could be material to the Company's financial statements.

The Company transferred its trust business to an affiliated entity, refer to Note 2 for further information.

7. Income Taxes

The provision for income taxes for the years ended December 31, 2009 and 2008 consists of the following:

	2009	2008
Current		
Federal	$ 486,551	$ 805,202
State	36,055	45,959
	522,606	851,161
Deferred		
Federal	(34,027)	(39,023)
Provision for income taxes	$ 488,579	$ 812,138

The Company had a deferred tax liability of $0 and $400,758 at December 31, 2009 and 2008, respectively. The deferred tax liability was related to the customer relationship intangible asset recognized in connection with the CIMI acquisition. The intangible asset and the associated deferred tax liability were transferred to the Parent during 2009 (refer to Note 2 for details, at the date of transfer, the deferred tax liability was $366,731). The Company has no material permanent differences, therefore the Company's effective tax rate approximates the statutory rate it pays the Parent per their executed tax sharing agreement. The tax sharing agreement calls for the payment at the Parent's federal and state statutory rates based on the ratio of the Company's taxable income or loss to the consolidated taxable income or loss. The Company settles taxes with the Parent on a current basis.

8. Concentration of Credit Risk and Off-Balance-Sheet Credit Risk

The Company maintains cash and cash equivalent balances at financial institutions in excess of federally insured limits. At December 31, 2009 and 2008, uninsured cash and cash equivalent balances aggregated $7,589,619 and $7,293,052, respectively.

Pursuant to its agreement with their clearing broker, the Company would be financially responsible to compensate the clearing broker for losses suffered as a result of doing business with the Company's customers. Such potential losses represent off-balance-sheet risk to the Company. The Company has a policy of reviewing, as considered necessary, the credit standing of each customer with whom it conducts business. The clearing broker has a lien on all assets of the Company. The Company maintains a required deposit of at least $50,000 held with the clearing broker. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2009 and 2008, the Company had recorded no liabilities with regard to the right.

9. Commitments and Contingencies

The Company is not involved in any pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business.

NewAlliance Investments, Inc.

(a wholly owned subsidiary of NewAlliance Bank)

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934

December 31, 2009 **Schedule I**

Net capital	
Capital	$ 8,167,096
Less nonallowable assets:	
Cash	2,587,044
Accrued income receivable	24,700
Fixed assets, net	47,765
Receivable from Parent	1,191
Other assets	14,304
Net capital before haircuts	5,492,092
Haircuts	99,038
Net capital	5,393,054
Less net capital requirement (greater of $40,710) (12.5% of aggregate indebtedness) or $250,000)	250,000
Net capital in excess of requirements	$ 5,143,054
Computation of Aggregate Indebtedness Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934	
Total liabilities	$ 325,681
Exclusions from aggregate indebtedness	-
Aggregate indebtedness	$ 325,681
Ratio of aggregate indebtedness to net capital	6.04%

There are no differences between this computation and the corresponding computation in the unaudited Part II FOCUS Report as of December 31, 2009.